FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended July 14, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Press Release, July 14, 2005

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

July 14, 2005

SYMBOL:  VVV

VANNESSA ACQUIRES 100 PERCENT OF VANARDE

Vannessa Ventures Ltd. (“Vannessa”) – The Company announces that it has agreed to acquire the 40% minority interest in Vanarde Mining Inc., the owner of Vannessa's Potaro diamond project, for 1,500,000 common shares of Vannessa.  Upon completion of such acquisition Vannessa will own, indirectly, 100% of Vanarde Mining Inc.  The shares of Vannessa issued to acquire the Vanarde Mining Inc. shares will be subject to a four month hold period.

The value of the 40% minority interest was arrived at by estimating the proportional net asset value of the mobile mining equipment and other infrastructure on site.  Controlling 100% of Vanarde Mining Inc. will provide Vannessa with increased flexibility with respect to options for future exploration, development, or sale of the property.

This acquisition is subject to regulatory approval.

John Morgan

President

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."